Exhibit 99.2

Form of Proxy Card
ELTEK LTD.
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 6, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

Items 3 to 88 and 10 require an indication of “Personal Interest” (as defined under the Israeli Companies Law) in the resolution. Please explicitly indicate whether you have a Personal Interest in items 3 to 88 and 10 by marking an X in one of the boxes shown, otherwise your vote will not be counted.

For information regarding the definition of “Personal Interest”, see the “Votes Required” section of the Proxy Statement.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

1.
Proposal to re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

☐ FOR ALL NOMINEES        ☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

2.
Proposal to ratify and approve the entry of the Company into a directors and officers insurance policy, under the terms summarized in the Proxy Statement, providing coverage for the directors and officers of the Company (excluding its controlling shareholder), currently serving and as may serve from time to time.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

3.	Proposal to ratify and approve the terms of employment of Mr. Eli Yaffe as the Chief Executive Officer of the Company.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 3, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES ☐  NO ☐

4.	Proposal to Company’s Amended Compensation Policy, as described in the Proxy Statement.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 4, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES ☐  NO ☐

5.	Proposal to approve the extension of the Amended PCB Purchase Procedure with Nistec Ltd.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 5, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES ☐  NO ☐

6.	Proposal to approve the extension of the Soldering, Assembly and Design Services Procedure with Nistec Ltd.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 6, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES ☐  NO ☐

7.
Proposal to approve the extension of the procedure under which the Company may jointly acquire certain services together with Nistec Ltd. related to employees social activities, marketing services and insurance.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 7, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES ☐  NO ☐

8.	Proposal to ratify and approve an extension to the exculpation letter granted to Mr. Yitzhak Nissan, until December 2019.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 8, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES ☐  NO ☐

9.
Proposal to approve the reappointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young Limited, as the Company’s independent auditors, for the year ending December 31, 2018 and for such additional period until the next annual general meeting of shareholders.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

10.
Proposal to elect Ms. Ilana Lurie as an external director to the Company’s Board of Directors, for a period of three years commencing on September 6, 2018, according to the terms of the Companies Law and as described in the Proxy Statement Supplement.

☐ FOR                         ☐ AGAINST                  ☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 10, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST   YES ☐  NO ☐

Please sign, date and return the card promptly in the accompanying envelope.

NOTE:  Please sign exactly as name appears on this proxy. When shares are held by joint tenants, both should sign or the senior of the joint tenants should sign.  When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.  If the person named on the shares certificate has died, please submit evidence of your authority.  If a corporation, please sign in the full corporate name by the President or authorized officer and indicate the signer’s office.  If a partnership, please sign in the partnership name by an authorized person.

Dated: _________________________________________________________________________

Signature: ______________________________________________________________________

Signature if held jointly: ____________________________________________________________

Printed Name: ____________________________________________________________________

Address: _______________________________________________________________________